December 20 2017	TSX.V - GIGA

Giga Metals Completes First Tranche of
Non-Brokered Private Placement

Giga Metals Corp. (TSXV – GIGA) announces that it has completed the first tranche of the 3.4 Million Unit non-brokered private placement previously announced December 15, 2017.

The Company completed the placement of 1,813,333 Units at $0.60 Cdn. per Unit for gross proceeds of $1,088,000.

There was no insider or pro group participation. A 6% finder’s fee of $11,160 and 18,600 finder warrants was paid on a portion of the financing.

Use of proceeds will be for general corporate purposes, metallurgical and engineering studies of the company’s Turnagain project and for potential acquisitions in the battery materials space.

The private placement remains subject to regulatory acceptance and approval.

On behalf of the Board of Directors,

“Mark Jarvis”

MARK JARVIS, CEO
GIGA METALS CORPORATION

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Suite 203 – 700 West Pender St., Vancouver, BC, Canada V6C 1G8
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